Exhibit 99.1

Caledonia Mining Corporation
 (TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Retirement of Robert W Babensee as a Non-Executive Director

August 20, 2013: Caledonia Mining Corporation (“Caledonia”) announces the retirement of Mr Bob Babensee as a Caledonia non-executive director with immediate effect.

Mr Babensee has served on Caledonia’s board since October 2008 and he is Chairman of the audit committee and a member of the compensation committee.  Mr Babensee’s duties on the audit and compensation committees will be taken up by other independent directors.

Commenting on the retirement of Bob Babensee, Stefan Hayden, Caledonia’s President and Chief Executive Officer said:  “I would like to thank Bob for his service as a director and in particular his valuable contribution as Chairman of the audit committee.  I wish him well in his well-earned retirement.”

Further information regarding Caledonia’s operations along with its latest financials and Management’s Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Juliet Heading Tel : +1 416 868 1079 x 239 juliet@chfir.com